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                 February 23, 2021

       George Bee
       Chief Executive Officer and President
       U.S. GOLD CORP.
       1910 E. Idaho Street
       Suite 102-Box 604
       Elko, NV 89801

                                                        Re: U.S. GOLD CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253168

       Dear Mr. Bee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jayun Koo